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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

Universal Security Instruments, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

913821 30 2

(CUSIP Number)

Henry D. Kahn, Esquire,

Hogan & Hartson L.L.P.,

111 South Calvert Street, Suite 1600

Baltimore, MD 21202,

(410) 659-2780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 913821 30 2	Page 1 of 3 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Michael L. Kovens

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 285,264 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 285,264 shares 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,264 shares /1/

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%

14.	Type of Reporting Person IN

/1/	Includes options to purchase 15,000 shares of Common Stock exercisable within 60 days of the date hereof.

CUSIP No. 913821 30 2	Page 2 of 3 Pages

This is Amendment No. 3 to the Schedule 13D filed on September 14, 1998, filed by Michael L. Kovens (the “Reporting Person). The item numbers refer to items in the Schedule 13D. All information in this Amendment No. 3 with respect to the common stock of Universal Securities Instruments, Inc. is correct to the best knowledge and belief of the Reporting Person. The Schedule 13D is hereby amended and supplemented by adding the following information:

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Universal Security Instruments, Inc. (the “Company”). The principal executive offices of the Company are located at 7-A Gwynns Mill Court, Owings Mills, Maryland 21117.

Item 2.	Identity and Background

(b)	The Reporting Person’s residence address is 6 Regency Court, Baltimore, Maryland 21208.

(c)	The Reporting Person is a member of the Company’s Board of Directors.

Item 4.	Purpose of Transaction

On September 3, 2003, the Reporting Person instituted litigation in the Circuit Court for Baltimore County, Maryland seeking injunctive relief to, among other things, delay the date of the Company’s 2003 annual meeting of stockholders (presently scheduled for September 8, 2003) and to enjoin or declare invalid certain other corporate actions which the Reporting Person believes were adopted without a lawful corporate purpose and solely to entrench the Company’s current Board of Directors. If the Reporting Person is successful in obtaining the relief sought, he intends to take actions to change the composition of the Board of Directors of the Company, including through opposition to a current management slate proposed in the Company’s July 24, 2003 proxy statement, and to solicit proxies in support of his nominations. The Reporting Person, who has been a director of the Company since 1969, was not nominated for reelection this year.

Among the matters challenged in the litigation is the Company’s recent denial of the Reporting Person’s nomination of himself as a director at the 2003 annual meeting of stockholders and the Company’s recent denial of a request for stockholder and financial information to which the Reporting Person has a right under Maryland law. At the result of these denials, the Reporting Person’s efforts to nominate himself for re-election have been frustrated. On September 3, 2003, the Circuit Court for Baltimore County denied the Reporting Person’s request for a temporary restraining order, and the Reporting Person is now pursuing the other relief described in the Complaint, including a preliminary injunction and declaratory judgment relief.

A copy of the complaint as filed in Baltimore County Circuit Court (Case No. C-03-9639) is attached hereto as Exhibit 99.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 300,264 shares of Common Stock, representing approximately 26.3% of the total outstanding shares of Common Stock (based on the 1,124,795 shares of Common Stock issued and outstanding as of the date of the Company’s Definitive Proxy Statement filed July 24, 2003 and including options to purchase 15,000 shares of Common Stock held by the Reporting Person).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person owns options to purchase 15,000 shares of Common Stock at an exercise price of $3.00 per share, all of which are currently exercisable.

CUSIP No. 913821 30 2	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2003

/s/ MICHAEL L. KOVENS
Michael L. Kovens